Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Collective Mining Ltd. (the “Company”)

82 Richmond St. East

Toronto, Ontario M5C 1P1

Item 2.	Dates of Material Change

October 1, 3 and 8, 2025

Item 3.	Press Releases

News releases in respect of the material changes referred to in this report were disseminated through the facilities of Canada NewsWire on October 1, 3 and 8, 2025. The news releases were subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

On October 1, 2025, as amended October 2, 2025, the Company entered into an agreement BMO Capital Markets on behalf of a syndicate of Underwriters (as defined below) pursuant to which the Underwriters agreed to purchase, on a “bought deal” basis, 6,600,000 common shares in the capital of the Company (the “Shares”) at a price of $19.00 per Share (the “Offering Price”) for aggregate gross proceeds to the Company of $124,500,000 (the “Offering”). In addition, the Company granted the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 990,000 Shares at the Offering Price, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering. On October 3, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with BMO Capital Markets and Scotia Capital, as lead underwriters and joint bookrunners, and including Clarus Securities Inc., Canaccord Genuity Corp., Roth Canada, Inc., Jett Capital Advisors, LLC, and Ventum Financial Corp.  (collectively, the “Underwriters”) with respect to the Offering.

The Offering and the Concurrent Private Placement (as defined below) closed on October 8, 2025, pursuant to which the Company raised aggregate gross proceeds of approximately $140 million.

Item 5.	Full Description of Material Change

On October 1, 2025, as amended October 2, 2025, the Company entered into an agreement with BMO Capital Markets, and on October 3, 2025, the Company and the Underwriters entered into the Underwriting Agreement, pursuant to which the Underwriters agreed to purchase, on a “bought deal” basis, 6,600,000 Shares the Offering Price for aggregate gross proceeds to the Company of $124,500,000. In addition, the Company granted to the Underwriters the Over-Allotment Option.

On October 8, 2025, the Company completed the Offering for aggregate gross proceeds to Company of 124,500,000.

Concurrently with the closing of the Offering, the Company completed a non-brokered private placement of 789,473 Shares at the Offering Price (the “Concurrent Private Placement”) with Agnico Eagle Mines Limited for aggregate gross proceeds of $14,999,987 pursuant to Agnico’s existing participation right in equity financings of the Company.

The net proceeds from the Offering and the Concurrent Private Placement are expected to be used to fund ongoing work programs to advance the Guayabales Project, including further investment in exploration activities, technical studies and underground development on the Guayabales Project in order to expand the known gold deposits, to pursue other exploration and development opportunities, and for working capital and general corporate purposes, as more fully described in the prospectus supplement (the “Prospectus Supplement”) of the Company dated October 3, 2025.

The securities issued pursuant to the Offering were qualified for distribution in Canada pursuant to the Prospectus Supplement and a short form base shelf prospectus (the “Base Shelf Prospectus”) dated December 4, 2024. The Prospectus Supplement, Base Shelf Prospectus, and the documents incorporated by reference therein, are available on the Company’s issuer profile on SEDAR+ at www.sedarplus.cwww.sedarplus.ca.

The Concurrent Private Placement constituted a “related party transaction” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). Pursuant to section 5.5(a) and 5.7(1)(a) of MI 61-101, the Company was exempt from obtaining a formal valuation and minority approval of the Company’s shareholders as the fair market value of Agnico’s participation in the Concurrent Private Placement is below 25% of the Company’s market capitalization as determined in accordance with MI 61-101. The Company did not file a material change report including details with respect to the related party transaction less than 21 days prior to the closing of the Concurrent Private Placement, which the Company deemed reasonable in the circumstances so as to be able to avail itself of financing opportunities and complete the Concurrent Private Placement (and the Public Offering) in an expeditious manner.

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

For further information, contact:

Paul Begin

Chief Financial Officer and Corporate Secretary

t: 416.451.2727

Item 9.	Date of Report

October 8, 2025.

Cautionary Note Regarding Forward Looking Information

This material change report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this material change report. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this material change report, forward-looking statements relate, among other things, to: the anticipated use of the net proceeds from the Public Offering and the Concurrent Private Placement; receipt of all final regulatory approvals in connection with the Public Offering and the Concurrent Private Placement; the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future exploration and development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this material change report and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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